SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PENN VIRGINIA CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V300 and 70788V102

(CUSIP Number)

Joseph Schneider

KLS Diversified Asset Management LP

452 Fifth Avenue, 22th Floor

New York, New York 10018

212-905-0867

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS KLS Diversified Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,163,554
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,163,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,163,554
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IA

(1) The percentage set forth in Row 11 of this Cover Page is based on the 15,004,270 shares of Common Stock (as defined in Item 1) outstanding as of November 3, 2017, as reported in Form 10-Q (as defined in Item 5).

CUSIP No. 70788V300 and 70788V102	Page 3

Item 1. Security of the Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Penn Virginia Corporation, a Virginia corporation (the “Issuer”). The Issuer’s principal executive office is located at 14701 St. Mary’s Lane, Suite 275, Houston, Texas 77079.

Item 2. Identity and Background.

(a-c) This Statement is being filed by KLS Diversified Asset Management LP, a Delaware limited partnership (“KLS” or the “Reporting Person”), with respect to the Common Stock beneficially owned by it.

The principal business of KLS is to serve as investment manager to, and to make investment decisions on behalf of, certain private investment funds, including KLS Diversified Master Fund L.P., a Cayman Islands exempted limited partnership (“Diversified”).

The executive officers, directors and control persons of KLS are as follows:

Jeffrey Kronthal	Managing Partner and Co-Chief Investment Officer of the Investment Manager

Harry Lengsfield	Managing Partner and Co-Chief Investment Officer of the Investment Manager

John Steinhardt	Managing Partner and Co-Chief Investment Officer of the Investment Manager

The business address of each of KLS, Mr. Kronthal, Mr. Lengsfield and Mr. Steinhardt is c/o KLS Diversified Asset Management LP, 452 Fifth Avenue, 22nd Floor, New York, New York 10018.

(d) Neither the Reporting Person nor any of its executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor any of its respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kronthal, Mr. Lengsfield and Mr. Steinhardt are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

(a) Diversified acquired 15,598 shares of Common Stock with $688,216 of working capital set aside for the general purpose of investing.

(b) The Issuer and certain of its subsidiaries (collectively with the Issuer, the “Debtors”) filed voluntary petitions for relief (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”). On May 10, 2016, the Issuer entered into a backstop commitment agreement (the “Backstop Agreement”) with KLS and other holders of the Debtors’ then-outstanding senior unsecured notes (collectively, the “Noteholders” and such notes, the “Notes”), pursuant to which (i) the Noteholders agreed to provide a $50 million commitment to backstop a rights offering proposed to be extended by the Issuer to certain eligible creditors (the “Rights Offering”), and (ii) the Debtors agreed to pay the Noteholders a premium (the “Backstop Premium”) in an aggregate amount equal to $3,000,000 in exchange for their backstop commitment.

On August 3, 2016, the Debtors filed the Second Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and Its Debtor Affiliates (Docket No. 501), to which certain technical modifications were made and filed on August 10, 2016 (as so modified, the “Plan”), which Plan was confirmed by the Bankruptcy Court on August 11, 2016. In accordance with the Plan, the Issuer issued shares of Common Stock of the reorganized Issuer upon emergence from the Chapter 11 Cases to participants in the Rights Offering, pursuant to which Diversified acquired (A) 704,800 shares of Common Stock with $4,616,440 of working capital of Diversified set aside for the general purpose of investing and (B) 62,961 shares of Common Stock for $0, which shares represent KLS’ pro rata allotment of the Backstop Premium. Pursuant to the Plan, Diversified further received 544,126 shares of Common Stock for $0 in respect of KLS’ claims arising under the Notes.

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The summaries of the Backstop Agreement and the Plan set forth above do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 1 and 2 hereto and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Person acquired beneficial ownership of the Common Stock for investment purposes. The Reporting Person intends to review Diversified’s investment in the Issuer on a continuing basis. Representatives of the Reporting Person may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer (the “Board”), price levels of the securities of the Issuer, other investment opportunities, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to Diversified’s investment in the Issuer as it deems appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease Diversified’s economic exposure with respect to its investment in the Issuer, engaging in any hedging or similar transactions with respect to such holding and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 15,004,270 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017 (“Form 10-Q”). The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.

The Reporting Person does not beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Common Stock were effected by the Reporting Person.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

On May 10, 2016, the Debtors entered into a restructuring support agreement (the “Restructuring Support Agreement”) with certain creditors, including KLS and other Noteholders of approximately 86% of the principal amount of the Notes, pursuant to which such creditors agreed to vote in favor of the Plan.

On September 12, 2016, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with KLS and the other holders identified therein (collectively, the “Holders”) pursuant to which, among other things, the Issuer agreed to file a shelf registration covering the resale of the Registrable Securities (as defined in the Registration Rights Agreement) of each Holder that, no later than October 27, 2016, requests inclusion of some or all of its Registrable Securities therein, provided that such requests constitute at least 15% of all Registrable Securities.

The summaries of the Restructuring Support Agreement and the Registration Rights Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 3 and 4 hereto and are incorporated herein by reference.

On January 18, 2018, effective January 19, 2018, the Board elected two individuals as members of the Board, one of whom is employed by KLS.

CUSIP No. 70788V300 and 70788V102	Page 5

Item 7. Material to be Filed as Exhibits.

1. Backstop Commitment Agreement, dated as of May 10, 2016, between the Issuer and the commitment parties identified therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 13, 2016).

2. Second Amended Joint Chapter 11 Plan of Reorganization of the Issuer and Its Debtor Affiliates (Technical Modifications) filed pursuant to Chapter 11 of the United States Bankruptcy Code filed on August 10, 2016 with the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 17, 2016).

3. Restructuring Support Agreement, dated as of May 10, 2016, among the Issuer, the subsidiaries of the Issuer, the restructuring support parties identified therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 13, 2016).

4. Registration Rights Agreement, dated as of September 12, 2016, between the Issuer and the Holders (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on September 15, 2016).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2018
KLS DIVERSIFIED ASSET MANAGEMENT LP

By:	/s/ JOSEPH SCHNEIDER
Name: Joseph Schneider, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)